150 Third Avenue South, Suite 2800
Ryan D. Thomas	Nashville, TN 37201
PHONE: (615) 742-7765	(615) 742-6200
FAX: (615) 742-2778
E-MAIL: rthomas@bassberry.com

January 15, 2014

Via EDGAR

Alexandra M. Ledbetter, Esq.

Attorney-Advisor

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Dynamics Research Corporation
Schedule TO-T filed by Engility Holdings, Inc.,
Engility Corporation and Engility Solutions, Inc.
Filed December 30, 2013
File No. 005-34774

Dear Ms. Ledbetter:

Our client, Engility Holdings, Inc. and its direct wholly-owned subsidiary Engility Corporation and its indirect wholly-owned subsidiary Engility Solutions, Inc. (collectively, “Engility”), today filed with the United States Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Schedule TO-T, Commission File No. 005-34774 (as amended by Amendment No. 1 and Amendment No. 2, the “Schedule TO”), relating to the proposed tender offer and merger transaction (the “Transaction”) involving Engility and Dynamics Research Corporation (“DRC”).

Set forth below are responses, on behalf of Engility, to the comments of the Staff of the Commission (the “Staff”) contained in its letter to Engility dated January 8, 2014 (the “Comment Letter”). For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filing.

General

1.	We note from the Schedule 14D-9 filed by Dynamics Research Corporation that James P. Regan, DRC’s Chairman, President and Chief Executive Officer, will receive a “Special Transaction Success Bonus” of $2,500,000 in addition to the $300,000 that he will receive for his consulting arrangement. Please provide us with an analysis as to the potential application of Exchange Act Rule 13e-3.

Response: In response to the Staff’s comment, Engility has analyzed the applicability of Rule 13e-3 to the Transaction, including in light of Mr. Regan’s transaction bonus and consulting agreement. In this regard, Engility considered, among other things, the Staff’s analysis in Section II.D.3 of the Division of

bassberry.com

Alexandra M. Ledbetter, Esq.

Securities and Exchange Commission

January 15, 2014

Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”) and the Staff’s guidance in the Compliance & Disclosure Interpretations, including 201.01, 201.05 and 201.06 thereof.

Rule 13e-3 defines a “Rule 13e-3 transaction” as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer. The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Based on the analysis below, we do not believe the facts and circumstances related to the Transaction lead to the conclusion that Engility is an affiliate of DRC, or that Mr. Regan is an affiliate of Engility such that the Transaction would constitute a Rule 13e-3 transaction.

With respect to the Transaction, Engility is a strategic (non-financial) acquiror with a substantially greater market capitalization than DRC. There will be no continuity of management following the closing of the Transaction because (i) none of DRC’s officers will become an executive officer of Engility following the closing and (ii) none of DRC’s officers or directors will be appointed as a director of Engility following the closing. Additionally, following the Transaction, no member of DRC’s current management or board of directors will hold equity in the surviving company, and those members of DRC’s management who receive equity in Engility or its affiliates through future, and as yet undetermined, compensation arrangements will not, individually or in the aggregate, hold a material amount of Engility’s equity. Any such additional compensation arrangements would be determined by Engility’s compensation committee in the ordinary course following the closing of the Transaction, consistent with its decisions for other Engility employees, and there are no present understandings or discussions regarding the foregoing with any current DRC officer or director.

Moreover, Mr. Regan’s employment is being terminated upon the consummation of the Transaction and, accordingly, Mr. Regan will not be an officer or director of Engility, and Mr. Regan will not receive any equity in Engility or its affiliates following the Transaction. We also note, as described in Engility’s response to the Staff’s Comment 8 below, that Mr. Regan’s “Special Transaction Success Bonus” is with DRC (as opposed to Engility), and the amount of this bonus was reviewed and approved by DRC’s independent compensation committee without negotiation between Engility and Mr. Regan, and Mr. Regan’s consulting agreement with Engility was negotiated after the Transaction price and deal in principle were reached. The consulting agreement is for transitional purposes, as Mr. Regan’s employment and directorship with DRC is being terminated upon the consummation of the Transaction, and the terms were negotiated at arm’s length and also reflect consideration for a one year non-compete and non-solicitation agreement by Mr. Regan, as well as for Mr. Regan to waive his right to six months’ prior written notice of termination as provided under his employment agreement. In summary, Mr. Regan will have no ability to influence the policy or management of, and will have no equity stake in, or control of, Engility following the Transaction.

Additionally, Engility does not believe that Mr. Regan’s agreements with DRC have been altered by Engility in a manner favorable to Mr. Regan. As noted above, the amount of the “Special Transaction Success Bonus” award was not negotiated between Mr. Regan and Engility, and Engility is not a party to that arrangement. The consulting agreement was entered into in part in exchange for the termination of Mr. Regan’s employment agreement at closing. We also note that there are no increases in equity consideration to be received by DRC management, including Mr. Regan, as their untendered shares of DRC upon closing of the tender offer will, in connection with the follow-on merger, be exchanged for the same consideration that all other shareholders will receive in the Transaction and be equal to the tender offer price.

Alexandra M. Ledbetter, Esq.

Securities and Exchange Commission

January 15, 2014

Finally, Engility does not believe that it has any relationship that is indicative of control of, or common control with, DRC, and, contrary to the facts in Compliance & Disclosure Interpretation 201.06, there are no facts which suggest that Engility could be, directly or indirectly, in control of DRC in advance of the Transaction closing. Therefore, Engility does not believe it is an affiliate of DRC.

For these reasons, we respectfully advise the Staff that we do not believe that (i) the Transaction constitutes a “Rule 13e-3 transaction” within the meaning of Rule 13e-3, (ii) Engility is an affiliate of DRC, or (iii) Mr. Regan is or will be in a position of “control” of Engility following the Transaction and, therefore, Mr. Regan is not an affiliate of Engility. Accordingly, Mr. Regan (and indirectly Engility) cannot be considered to be on “both sides of the transaction” as contemplated by the Outline.

We also note that the policy underlying Rule 13e-3 is principally to protect the unaffiliated security holders from potential coercion and unfairness in transactions involving affiliates on both sides of the transaction, and we respectfully submit that concerns regarding potential abuses associated with a true Rule 13e-3 transaction (such as a management led buyout) are not present with respect to the Transaction.

Offer to Purchase, dated December 30, 2013

Summary Term Sheet, page 1

What is the Top-Up Option and when could it be exercised, page 6

2.	We note that the top-up option is not exercisable for an amount of shares in excess of DRC’s then authorized and unissued shares. Please disclose whether, based on DRC’s current amount of authorized and unissued shares, the top-up option would be exercisable if Engility acquired shares pursuant to the offer at the Minimum Tender Condition level (i.e. a two-thirds majority of the fully-diluted shares). In other words, clarify the level of tendered shares at which the top-up option would be exercisable.

Response: In Amendment No. 2, Engility has clarified the level of tendered shares at which the top-up option would be exercisable by amending and supplementing the Offer to Purchase as follows:

•	By adding the following after the last sentence of the first paragraph under the heading “What is the Top-Up Option and when could it be exercised?” on page 6 as follows:

“We estimate that approximately 72% of the outstanding Shares as of the expiration of the Offer would need to be tendered pursuant to the Offer in order to exercise the Top-Up Option.”

•	By adding the following after the last sentence under the heading “Top-Up Option” on page 33 as follows:

“Purchaser estimates that approximately 72% of the outstanding Shares as of the expiration of the Offer would need to be tendered pursuant to the Offer in order to exercise the Top-Up Option.”

Alexandra M. Ledbetter, Esq.

Securities and Exchange Commission

January 15, 2014

8. Certain Information Concerning DRC, page 22

3.	Refer to the following sentence on page 22: “The summary information set forth below is qualified in its entirety by reference to DRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and other public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.” Please remove the qualification and confirm that the Offer to Purchase itself includes all of the information required to be disseminated to DRC security holders.

Response: We respectfully submit that the above-referenced language is consistent with Item 1002 of Regulation M-A in that it discloses to security holders that such information is based on information publicly reported by DRC in its public filings with the Commission. In this regard, Item 1002(b) of Regulation M-A contemplates that information related to the subject company may be based upon information in the subject company’s Commission filings.

We also respectfully advise that such language is customary to include by third-party offerors when disclosing information related to the subject company in connection with a third-party tender offer. By way of example, we respectively advise the Staff that such language was included in the following Offers to Purchase: Salix Pharmaceuticals, Ltd.’s Offer to Purchase, dated December 3, 2013, Maxim Integrated Products, Inc.’s Offer to Purchase, dated August 30, 2013, Amgen Inc.’s Offer to Purchase, dated September 3, 2013, salesforce.com, inc.’s Offer to Purchase, dated June 12, 2013, Fidelity National Financial, Inc.’s Offer to Purchase, dated August 6, 2012, Correct Care Solutions, LLC’s Offer to Purchase, dated July 30, 2012, Fidelity National Financial, Inc.’s Offer to Purchase, dated February 27, 2012, General Dynamics Corporation’s Offer to Purchase, dated November 18, 2011, Sotera Defense Solutions, Inc.’s Offer to Purchase, dated March 3, 2011, and Raytheon Company’s Offer to Purchase, dated December 30, 2010, among others.

Nonetheless, in response to the Staff’s comment, Engility has amended and supplemented the disclosure in Section 8 of the Offer to Purchase entitled “Certain Information Concerning DRC” by deleting the first sentence of the first paragraph that begins “The summary information set forth below…” and replacing it with the following. The substance of the change replaces “qualified in its entirety by reference to” with “is based upon information in,” consistent with Item 1002(b) of Regulation M-A.

“The summary information set forth below is based upon information in DRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and other public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.”

In response to the Staff’s comment, Engility confirms that the Offer to Purchase itself includes all of the information required to be disseminated to DRC security holders.

4.	Refer to the following sentence on page 22: “However, none of Holdings, Engility or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning DRC, whether furnished by DRC or contained in such documents and records, or for any failure by DRC to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Engility or Purchaser as of the date hereof.” You may not disclaim responsibility for your disclosure. Please revise accordingly.

Alexandra M. Ledbetter, Esq.

Securities and Exchange Commission

January 15, 2014

Response: In response to the Staff’s comment, Amendment No. 2 amends Section 8 of the Offer to Purchase by deleting the above-referenced sentence.

5.	We note that you have disclosed a summary of DRC’s unaudited financial forecast covering the years ending December 31, 2013 through 2017. Please disclose the full forecast or tell us what you have omitted from the summary.

Response: In response to the Staff’s comment, Engility advises the Staff that the non-public, unaudited financial forecasts (the “Financial Forecasts”) furnished to Engility as part of its due diligence review of DRC contain additional information relating to the individual components of the projections disclosed in the Offer to Purchase, as described below. However, Engility believes that it has disclosed all of the material projections included in the Financial Forecasts that were provided to Engility. Engility does not believe that disclosing in the Offer to Purchase the more detailed information in the Financial Forecasts would provide additional meaningful information to investors.

The more detailed projections included in the Financial Forecasts included an itemized breakdown for total revenue (labor and direct), direct costs (labor, subcontractor and other) and direct margin (labor and other), the expression of indirect costs as a percentage of total revenue, tax rate and earnings per share for each of the periods presented in the Financial Forecasts. In addition, the Financial Forecasts also include detailed projection information in spreadsheet model form related to amortization and provisions, indirect costs, indirect labor, debt and interest expense, customer mix, revenue and gross margin by market, revenue by market (waterfall summary), balance sheet account detail projections, and various assumptions underlying the foregoing. Engility believes the inclusion of such items in the Offer to Purchase (i) is not material to an investment decision because such items are not relevant to a valuation of DRC as a whole and would reveal competitively sensitive information about DRC and (ii) would make the presentation harder to follow while not adding material information. Further, Engility believes that the summary information presented in the Financial Forecasts promotes clarity of disclosure by making information more manageable to shareholders of DRC and focusing on the material forecasts.

The Financial Forecasts also include projections with respect to DRC’s statement of cash flows for the fourth quarter and year ended December 31, 2013, each quarter and year ended December 31, 2014, and each fiscal year in 2015, 2016 and 2017, as well as balance sheets as of the year ended December 31, 2013, as of each quarter in 2014, and as of each year ended 2015, 2016 and 2017. Engility does not believe that the projected statements of cash flows are material because the Adjusted EBITDA projections included in the Offer to Purchase are a more useful reflection of the cash projected to be generated by DRC and therefore more useful for purposes of an investment decision. Moreover, Engility does not believe the projected balance sheets are material because DRC is valued based on its projected operating results, which are reflected by the projected revenue, operating income, net income and Adjusted EBITDA figures that are disclosed in the Offer to Purchase.

Alexandra M. Ledbetter, Esq.

Securities and Exchange Commission

January 15, 2014

10. Source and Amount of Funds, page 27

6.	Please tell us what consideration you have given to including the summarized financial information specified by Item 1010(c) of Regulation M-A.

Response: Item 10 of Schedule TO requires that financial information required by Item 1010(a) and (b) of Regulation M-A be furnished “if material.” Instruction 2 of Item 10 of Schedule TO provides that financial statements are not considered material when:

(a)	The consideration offered consists solely of cash;

(b)	The offer is not subject to any financing condition; and either:

(c)	The offeror is a public reporting company under Section 13(d) or 15(d) of the Exchange Act that files reports electronically on EDGAR, or

(d)	The offer is for all outstanding securities of the subject class.

As described in the Offer to Purchase, the consideration in the tender offer is solely for cash, the offer is not subject to any financing condition, Engility is a public reporting company and the offer is for all outstanding securities of DRC. Therefore, Engility believes that the “safe harbor” of Instruction 2 to Item 10 of Schedule TO is available and that financial information is not required to be included in the Tender Offer Statement pursuant to Item 10 of Schedule TO. Regardless, Engility does not believe this information would be material to investors in connection with the Offer.

By the terms of Item 1010(c) of Regulation M-A and Instruction 6 of Item 10 of Schedule TO, Engility is only required to comply with 1010(c) if compliance with Item 1010(a) and (b) is required. The Commission has, in Regulation M-A telephone interpretation I.H.7 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, affirmed that “when financial information is considered material, the disclosure materials disseminated to security holders must contain at least summarized financial information,” and by implication when not material the disclosure materials need not contain such information. For the reasons provided above, Engility believes that its financial statements are not material, and accordingly, Engility is also not required to provide the information required by Item 1010(c) of Regulation M-A.

As described in our response to the Staff’s Comment 1 above, we do not believe Rule 13e-3 is applicable to the Transaction, and accordingly, Item 13 of Schedule 13E-3 is not applicable.

7.	Please revise to disclose the interest rate(s) under the Existing Credit Agreement and the Incremental Senior Credit Facilities and to describe the collateral. See Item 7 of Schedule TO and Item 1007(d) of Regulation M-A.

Response: In response to the Staff’s comment, Engility has amended and supplemented Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” by deleting the third paragraph on page 28 that begins “Together with cash on hand…” and replacing it with the following three paragraphs:

“Together with cash on hand and borrowings available pursuant to the Existing Credit Agreement, the Incremental Senior Credit Facilities are intended to finance the Offer and the Merger, and to pay fees and expenses incurred in connection therewith. The Incremental Term Loan Facility will mature on August 9, 2018 and the Incremental Revolving Credit Facility will

Alexandra M. Ledbetter, Esq.

Securities and Exchange Commission

January 15, 2014

terminate on August 9, 2018. The Incremental Senior Credit Facilities will bear interest at the same rate as borrowings under the Existing Credit Agreement, which is a variable rate per annum equal to an applicable margin, plus, at Engility’s option, either (1) a base rate determined by reference to the highest of (a) the prime rate of Bank of America, N.A., (b) the federal funds effective rate plus 0.50% and (c) a LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for the interest period of one month plus 1.00% or (2) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing. The applicable margin depends on the consolidated leverage ratio of Holdings, Engility and its subsidiaries. The applicable LIBOR margin varies between 2.25% and 3.25%, and the applicable base rate margin varies between 1.25% and 2.25%.

All obligations under the Existing Credit Agreement and the Incremental Senior Credit Facilities are unconditionally guaranteed by Holdings and certain of its direct or indirect wholly owned domestic subsidiaries. All obligations under the Existing Credit Agreement and the Incremental Senior Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Engility and the assets of Holdings and Engility’s subsidiary guarantors.

Holdings and Engility may only borrow amounts under the Incremental Senior Credit Facilities upon consummation of the Merger or in connection with a successful Offer, in each case in accordance with the terms of the Merger Agreement, prior to April 21, 2014. The Incremental Senior Credit Facilities are also subject to other terms and conditions customary for commitments of this type.”

11. Background of Offer; Past Contacts or Negotiations with DRC, page 28

8.	Please revise to disclose the negotiation of Mr. Regan’s consulting arrangement and the transaction-related bonuses for Messrs. Regan and Keleher and Ms. Tsingos.

Response: As noted in the response to the Staff’s Comment 1 above, Mr. Regan’s “Special Transaction Success Bonus” is with DRC (as opposed to Engility), and the amount of such bonus was reviewed and approved by DRC’s independent compensation committee without negotiation by Engility and Mr. Regan. Additionally, the transaction bonuses for Mr. Keleher and Ms. Tsingos were likewise reviewed and approved by DRC’s independent compensation committee without negotiation by Engility and such DRC officers. Accordingly, Engility does not believe that it is appropriate to supplement its disclosures in the “Background of the Offer” regarding these bonus arrangements to which it is not a party and to which it did not negotiate the amount of, and each of which are otherwise disclosed in detail in the Schedule 14D-9 filed by DRC in connection with the Transaction. We also understand that DRC intends to supplement its Schedule 14D-9 disclosure to include additional details regarding the foregoing transaction bonuses in accordance with the Staff’s separate comment letter to DRC dated January 8, 2014 with respect to its Schedule 14D-9.

Alexandra M. Ledbetter, Esq.

Securities and Exchange Commission

January 15, 2014

With respect to the Staff’s comment regarding additional disclosure of the negotiation of Mr. Regan’s consulting agreement with Engility, Engility has amended and supplemented Section 11 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with DRC” by inserting as a new paragraph, immediately following the eighth paragraph on page 30 that begins “On December 20, 2013, the DRC Board approved…”, the following:

“In light of the decision of Engility not to continue the employment of Mr. Regan following the consummation of the Transaction, but recognizing the value in securing Mr. Regan’s services for a transitional period, from December 19 through December 20, 2013, Engility and Mr. Regan and their respective advisors negotiated the terms of a proposed transitional consulting agreement with Engility. These negotiations included the waiver by Mr. Regan of his right to six months’ notice of termination under his existing employment agreement and his acceptance of a one year non-competition and non-solicitation agreement. The consulting agreement, described below under Section 13 “The Transaction Documents; Consulting Agreement,” was executed by Mr. Regan and Engility contemporaneously with the Merger Agreement on December 20, 2013.”

15. Conditions to Purchaser’s Obligations, page 50

9.	We note the statement on page 51 to the effect that all of the conditions except for the Minimum Tender Condition may be waived “at any time and from time to time[.]” All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the offer’s expiration. Please revise the disclosure to clarify this point.

Response: In response to the Staff’s comment, Engility has amended and supplemented Section 15 of the Offer to Purchase entitled “Conditions to Purchaser’s Obligations” on page 51 by deleting and replacing the last paragraph with the following:

“The foregoing conditions are for the sole benefit of Engility and Purchaser and (other than the Minimum Tender Condition) may be waived by Engility or Purchaser in whole or in part at any time and from time to time at or prior to the expiration of the Offer (except for conditions relating to government regulatory approvals, which may be asserted at any time prior or subsequent to the expiration of the Offer) in their sole discretion. The failure by Engility or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the expiration of the Offer (except for conditions relating to government regulatory approvals, which may be waived at any time prior to or subsequent to the expiration of the Offer).”

10.	Refer to the following sentence on page 51: “The failure by Engility or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.” If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Please confirm Engility’s understanding in the response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

Alexandra M. Ledbetter, Esq.

Securities and Exchange Commission

January 15, 2014

Response: Engility confirms its understanding that, if a listed condition to the Offer is triggered and Engility continues to proceed with the Offer anyway, absent timely notice to security holders to the contrary pursuant to Rule 14d-3, this determination will constitute a waiver of the triggered condition and that, depending on the materiality of the waived condition and the number of days remaining in the Offer, Engility may be required to extend the Offer and circulate new disclosure to security holders.

11.	See our last comment above. When an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm Engility’s understanding in the response letter.

Response: Engility confirms its understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer (as it may be extended in accordance with the terms and conditions of the Merger Agreement), Engility would promptly inform DRC security holders how Engility intends to proceed, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer.

Attached hereto as Exhibit A is the written acknowledgment requested by the Staff.

If you have any questions or would like to discuss any of Engility’s responses, please do not hesitate to call me at

(615) 742-7765.

Sincerely,

/s/ Ryan D. Thomas, Esq.

Ryan D. Thomas, Esq.

cc:	Daniel F. Duchovny, Esq., U.S. Securities and Exchange Commission
Thomas O. Miiller, Esq., Engility Holdings, Inc.
Jonathan Brooks, Esq., Engility Holdings, Inc.

Exhibit A

ACKNOWLEDGMENT

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENGILITY HOLDINGS, INC.

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY CORPORATION

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY SOLUTIONS, INC.

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Secretary